EXHIBIT 99.1

iQ Power AG

2005 Stock Option Plan

Rules and Regulations

Article 1    Definitions

Authorized Individuals:	Selected employees and members of the board of directors of the iQ Power Group companies who, in conjunction with this Stock Option Plan, are issued at no charge options for the purchase of iQ Power shares.

Board of Directors:	The board of directors of iQ Power AG.

Director:	A member of a board of directors.

iQ:	iQ Power AG (parent company).

iQ Group:	Includes the company iQ Power AG and its significant holdings.

Option:	The right to the purchase of one registered share of iQ Power AG at a pre-determined price during the exercise period.

Participant:	An authorized individual actually participating in a stock option plan by having entered into a stock option agreement.

Plan:	The 2005 Stock Option Plan of iQ Power AG.

Rules and Regulations:	The rules and regulations of the 2005 Stock Option Plan of iQ Power AG presented here.

Share:	Registered share of iQ Power AG with a nominal value of CHF 0.03.

Vesting Period:	The period of time between the date options are granted and the date at which the participant can exercise the granted options.

Article 2    Purpose

In accordance with this Plan, Authorized Individuals are to be provided the opportunity to acquire shareholdings in iQ through the exercise of Options granted pursuant to this Plan. The Plan is designed to reward Authorized Individuals for their many years of service to the iQ Group and provide both an additional motivator and performance incentive to current and future Authorized Individuals to continue working for the iQ Group and in so doing make a significant contribution to the business success of the iQ Group.

Article 3    One-Time Nature of the Grant

The granting of Options based on the Plan presented here will be made not later than 30 April 2006, is a one-time grant and is made on a voluntary basis by iQ.

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Nothing contained in this Plan under which Authorized Individuals are granted Options shall be construed or deemed under any circumstances as affording any rights or entitlements in connection with future stock option plans or any other benefits on the part of iQ. In accordance with the Corporate By-Laws, iQ is free to decide at any time if and to what extent, under what terms and conditions, and to which individuals it will issue stock options.

Article 4    Required Shares

The Shares required for a potential exercise of Options are available to iQ in the form of subscribed capital pursuant to Article 3b, Section 1c of the Corporate By-Laws.

Authorized Individuals may be granted a maximum of 2.5 million Options under this Plan. No additional Options will be granted to Authorized Individuals under this Plan.

Article 5    Subscription Entitlement

The Board of Directors may grant Options to the members of the boards of directors, members of management and other employees of the iQ Group, whereby only those employees will be granted Options whose term of employment has already exceeded the agreed probationary period. The Board of Directors shall exercise full authority and discretion in the issuance of Options in connection with these Rules and Regulations.

The Board of Directors will assign the Authorized Individuals into groups. The assignment of Authorized Individuals will be made on a hierarchical basis according to the Authorized Individual’s functional membership within the iQ Group (e.g. boards of directors, management, senior executives and other employees). The Board of Directors will treat the Authorized Individuals within the same group equally in terms of the Options granted.

iQ will grant Authorized Individuals the following number of Options pursuant to this Plan:

Members of Boards of Directors:

Board of directors of iQ Power AG:	210'000 Options per member

Board of directors of iQ Power Licensing AG:	150'000 Options per member

Representatives of iQ Power AG in the board of directors of iQ Power Asia Inc.:	150'000 Options per member

Members of Management:

Management of iQ Power Licensing AG:	240'000 Options per member

Management of iQ Power Deutschland GmbH:	240'000 Options per member

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Senior Executives:

Senior executives of iQ Power Licensing AG:	40'000 Options per employee

Other Employees:

Employees of iQ Power Licensing AG:	20'000 Options per employee

Employees of iQ Power Deutschland GmbH:	20'000 Options per employee

An Authorized Individual who, based on the above listing, can be assigned to more than one category, will be granted the Options of each category. In this case the affected Authorized Individual will have a cumulative entitlement to such Options.

Article 6    Stock Option Agreement

The granting of Options by the Board of Directors is made on the basis of having entered into an individual stock option agreement with the Authorized Individuals in accordance with Annex 1 to these Rules and Regulations. Once the stock option agreement is signed, the Authorized Individual accepts the Options and agrees to the provisions of these Rules and Regulations.

Article 7    Option Costs

Options are granted to the Authorized Individuals at no charge on the basis of the stock option agreement prepared in accordance with Annex 1.

Article 8    Exercise Ratio and Price

Each Option entitles the purchase of one Share of stock having a nominal value of CHF 0.03.

The exercise price of each Option, and thereby the purchase price for one Share, is EUR 0.45 over the entire term of the Option.

Article 9    Term / Exercise Period / Vesting Period

The term of the Option will not exceed 9 years from the date the Option was granted by the Board of Directors, whereby existing or directed trading bans and blackouts do not extend the term of the Option. In any case, the term of the Option shall end on 29 April 2015. The term may be shortened in the event that employment with the company is terminated and/or upon discontinuation of the respective function within a corporate body (see Article 15 below).

Unexercised Options expire without compensation at the end of the term.

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The Option may be exercised by the respective Participant immediately and throughout the entire term of the Option, provided the Participant had already been employed by the iQ Group for three years on the date the Option was granted. The determining factors in calculating the Participant’s period of employment are the date the position was assumed as specified in the respective employment agreement and the period of time in which the Participant effectively worked for the iQ Group (leave without pay and periods of parental and family leave are not considered in the calculation). In the case of members of the boards of directors, the date of their election to the respective board of directors shall be authoritative.

Participants that do not meet the three-year employment requirement are authorized to exercise the Options granted to them no earlier than the date on which they can demonstrate having been employed by the iQ Group for three years (Vesting Period). Only upon expiry of the Vesting Period do the granted Options become the property of the Participant. According to Articles 15 and 17 below, the Options granted to the respective Participant may expire or become exercisable during the Vesting Period depending on the manner in which employment or the mandate as a Director terminates, or whether or not a change of control occurs.

Article 10    Non-Assignability

iQ recognizes only the Participant as the rightful party to the Options.

The Options are not assignable or in any other way transferable during the entire term, unless the Options are transferred by will or the laws of descent and distribution (see Article 15 below).

Article 11    Exercise of Options

Participants, provided they are not subject to the provisions regarding the Vesting Period or the applicable Vesting Period has expired, may exercise their options at the exercise price stipulated in Article 8 above any time during the entire term, with the understanding that the Participants agree to comply with the iQ Power Group Insider Policy they have signed and to respect all existing and directed blackouts and trading bans. The Notice of Exercise of Options in accordance with Annex 2 to these Rules and Regulations must be made in writing to the bank designated by iQ.

Each Notice of Exercise of Options must be for at least a multiple of 1'000 Options. In the event that a Participant owns less than 1'000 Options, then he or she must exercise all the Options at one time.

All costs and fees incurred in connection with the exercise of the Options are the responsibility of the Participant.

Article 12    Choices when Exercising Options

Participants are authorized to exercise Options in three different ways:

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– Type 1:	Exercise and acquire the Shares by paying for them in full and in cash (exercise)

– Type 2:	Exercise without the use of cash, whereby Shares are sold to cover the cost of the exercise and the proceeds are received in the form of Shares of stock (sell to cover)

– Type 3:	Exercise without the use of cash, whereby Shares are sold to cover the cost of the exercise and the proceeds are received in the form of cash (exersale)

The type of option exercise selected by the Participant is binding and must be specified in the Notice of Exercise of Options in accordance with Annex 2 to these Rules and Regulations.

Under Type 1 the Participant agrees to pay the exercise price pursuant to Article 8 above to the specified account of the bank designated by iQ. The corresponding number of Shares will be credited to the Participant in his or her brokerage account upon receipt of payment to the bank designated by iQ. The Participant’s shareholder rights only vest upon full payment of the subscribed Shares.

Under Type 2 the administration of the Plan or an individual appointed by it (see Article 19 below) will sell a portion of the Shares that the Participant would receive pursuant to the Notice of Exercise of Options, and uses the proceeds from this sale to cover the capital contribution payable to the bank designated by iQ in accordance with the Notice of Exercise of Options and to pay the costs incurred in connection with this offsetting payment for the subscribed Shares, whereby any residual amount in excess of the subscription price is paid to the Participant in cash. The remaining portion of the Shares, which are not needed to raise funding for the capital contribution payable to the bank designated by iQ, will be credited as Shares to the Participant in his or her brokerage account once the bank designated by iQ has received the payment of the capital contribution. Only at that time will the Shares be considered as being fully paid for and the Participant may exercise his or her shareholder rights.

Under Type 3 the administration of the Plan or an individual appointed by it (see Article 19 below) will sell all the Shares that the Participant would receive pursuant to the Notice of Exercise of Options, and uses the proceeds from this sale to cover the capital contribution payable to the bank designated by iQ in accordance with the Notice of Exercise of Options. The residual amount in excess of the amount needed to cover the capital contribution, less the deduction of all the fees and costs incurred in connection with these offsetting payments for the subscribed Shares, will be paid to the Participant in cash.

Article 13    Entry in the Stock Ledger

Depending on the type of option exercise, the Board of Directors will record the Participant in the iQ stock ledger in accordance with the provisions of the Corporate By-Laws after the Options have been exercised and the Shares have been issued.

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Article 14    Voting Rights and Dividend Entitlement

A Participant has no voting rights and is not entitled to dividends so long as he or she is merely the Option owner. Only after the Options have been exercised and the required payment of the capital contribution has been rendered pursuant to Article 12 will the Participant be entitled to all shareholder rights without limitation depending on the type of option exercise chosen, whereby the newly issued Shares shall only be entitled to dividends beginning on 1 January of the year in which the Shares are subscribed.

Article 15    Legal Consequences of Termination of Employment and/or Function within a Corporate Body

A voluntary termination of employment or resignation as a Director on the part of a Participant shall cause the Options, whose Vesting Period has not yet elapsed, to expire without compensation on the date of employment termination or the date the resignation as Director becomes legally effective. The Participant can still exercise his or her Options for a period of 90 days after the end of employment or the date the resignation as Director becomes legally effective if the Vesting Period of the Options has already elapsed at the time of the termination of employment or the legally effective date of resignation as Director. The Participant’s unexercised Options expire without compensation at the end of these 90 days.

In the event of a routine termination of employment on the part of the iQ Group or the removal or failure to be re-elected as a Director, the Participant can still exercise his or her exercisable Options for a period of 90 days after the termination date of employment or mandate as a Director. Options, whose Vesting Period has not yet elapsed at the time of the routine termination of employment on the part of the iQ Group or the removal or failure to be re-elected as a Director, can be exercised on a pro rata temporis basis within a period of 90 days after the termination date of employment or mandate as a Director. This means that Options can be exercised in the same proportion as the amount of the Vesting Period that has elapsed as at the time of the termination of employment or mandate as Director. If, for example, one-third of the Vesting Period has transpired at the time of the termination of employment or mandate as Director, then the Participant can exercise one-third of his or her Options. In any case, all of the Participant’s unexercised Options expire without compensation at the end of the above-named 90 days.

Should the Participant’s employment or mandate as Director terminate as a result of retirement, disability or death, then the Participant or his or her heirs can still exercise the exercisable Options for 90 days after the termination date of employment or mandate as a Director. Options, whose Vesting Period has not yet elapsed at the time of the termination of employment or mandate as Director, can be exercised on a pro rata temporis basis within a period of 90 days after the termination date of employment or mandate as a Director. If, for example, one-third of the Vesting Period of the Options has transpired at the time of the Participant’s retirement, disability or

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death, then the Participant or his or her heirs can exercise one-third of the awarded Options. In any case, all of the Participant’s unexercised Options expire without compensation at the end of the above-named 90 days.

In the event that the Participant’s employment is terminated without notice for cause by the iQ Group, then all of the Participant’s Options expire without compensation upon the termination of employment.

In the event the Participant terminates his or her employment without notice, then all of the Participant’s Options expire without compensation upon said termination of employment, unless a legally final determination has been made that the Participant was justified in terminating the employment and therefore had good cause to do so. With this legally final decision by the court having jurisdiction, whereby the termination of employment without notice on the part of the Participant was justified, the Participant is then entitled to exercise all the Options within 90 days from the date the legally final decision was made by the court having jurisdiction, regardless of whether or not the Vesting Period pursuant to Article 9 above has elapsed. All of the Participant’s unexercised Options expire without compensation at the end of this 90-day period.

Periods of existing or directed blackouts and trading bans will be taken into consideration in calculating the deadlines for all of the time limits listed in Article 15 of these Rules and Regulations. This means that these deadlines will be extended by the periods of existing or directed blackouts and trading bans.

Article 16    Taxes and Social-Security Contributions

All tax obligations that may arise in connection with the granting or exercise of the Options in accordance with applicable law are in their entirety the responsibility of the Participant.

Any social-security contributions that may be incurred in accordance with applicable law in connection with the granting of the Options will be borne by the Participant and the respective iQ Group company pursuant to the arrangement applicable to the individual legal relationship.

Article 17   Change of Control

In the event that a legal entity directly, indirectly or in a concerted action with a third party or parties consolidates more than 20% of the share capital of iQ and thereby has a significant interest in iQ at its disposal, then those Options, whose Vesting Period for the respective Participant has not yet elapsed, can be exercised immediately.

Article 18    Exclusion of Antidilution Provisions

In light of the fact that the Participants in this Plan are granted Options at no charge, they enjoy no safeguards against their Options becoming impaired (dilution of capital

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and/or voting rights) through future increases in share capital by iQ, through the issue of new conversion privileges or option rights by iQ or in any other manner. In particular, the Participants are neither entitled to a reduction in the exercise price pursuant to Article 8 above nor to receiving commensurate indemnification in any other fashion from iQ.

Article 19    Administration of the Plan

This Plan will be administered by the Board of Directors or a third-party individual appointed by it. In the event that the administrative duties are delegated to a Plan administrator, the Board of Directors will issue the instructions necessary for administering the Plan and ensure that the provisions of these Rules and Regulations are adhered to.

Article 20    Rules and Regulations Acceptance and Effective Date

The Rules and Regulations presented here have been approved by the Board of Directors and takes effect on 2 May 2005.

By signing the Stock Option Agreement (Annex 1) the Participant agrees to be subject to the provisions of these Rules and Regulations.

Article 21    Final Provisions

These Rules and Regulations, including their associated annexes, govern the Plan of iQ conclusively. The rescinding, modification and/or amendment of these Rules and Regulations and their associated annexes must be made in writing in order to be binding. The same applies to any revocation of this in-writing requirement.

Article 22    Severability

If any provision or provisions of these Rules and Regulations be or become void or invalid, the validity of the remaining provisions of these Rules and Regulations shall not in any way be affected or impaired thereby. Void or invalid provisions will be replaced by relative provisions coming as close as possible to the original spirit and economic purpose. The same shall apply in the event that there is a gap or void in these Rules and Regulations or if a provision of these Rules and Regulations is or becomes unenforceable.

Article 23    Applicable Law and Legal Venue

These Rules and Regulations shall be governed exclusively by Swiss law.

The courts of law at the corporate domicile of iQ shall have exclusive jurisdiction over any and all disputes in connection with these Rules and Regulations.

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Zug, 2 May 2005

For the Board of Directors:

______________________________
Peter E. Braun
President of the Board of Directors

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Annex 1 to the Rules and Regulations of the 2005 Stock Option Plan
of iQ Power AG

STOCK OPTION AGREEMENT

between

iQ Power AG Metallstrasse 9 6301 Zug	(hereafter called “iQ“)

and

[Name of Director/Employee] [Address]	(hereafter called “Optionee”)

1.	Under the provisions of the 2005 Stock Option Plan, iQ grants the Optionee at no charge [QUANTITY] Options for the purchase of one registered share of iQ having a nominal value of CHF 0.03 per Option. The exercise price of each Option, and thereby the purchase price for one Share of iQ, is EUR 0.45.

2.	The term of the granted Options is 9 years and ends on [DATE], provided it is not shortened due to [the termination of employment / discontinuation of function within a corporate body] (see Article 15 of the Rules and Regulations). Existing or directed blackouts or trading bans do not extend the term of the Options.

3.	The Optionee [began / will begin] his or her employment with the iQ Group on [DATE], [for which reason no Vesting Period pursuant to Article 9 of the Rules and Regulations shall apply to the Optionee and the awarded Options can be exercised immediately while complying with the applicable iQ Power Group Insider Policy / for which reason the Vesting Period for the Optionee pursuant to Article 9 of the Rules and Regulations extends [NUMBER] years/months and will end on [DATE]].

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4.	By signing this Stock Option Agreement the Optionee accepts the granted Options and certifies that he or she has received a copy of and understands the Rules and Regulations of the 2005 Stock Option Plan of iQ and agrees to submit to the provisions of these Rules and Regulations. These Rules and Regulations form an integral part of this Stock Option Agreement.

5.	Should inconsistencies or contradictions arise between this Stock Option Agreement and the Rules and Regulations, then the provisions of the Rules and Regulations shall take precedence over those of this Stock Option Agreement.

6.	The rescinding, modification and/or amendment of this Stock Option Agreement must be made in writing in order to be binding. The same applies to any revocation of this in-writing requirement.

7.	If any provision or provisions of this Stock Option Agreement be or become void or invalid, the validity of the remaining provisions of this Stock Option Agreement shall not in any way be affected or impaired thereby. Void or invalid provisions will be replaced by relative provisions coming as close as possible to the original spirit and economic purpose. The same shall apply in the event that there is a gap or void in this agreement or if a provision of this Stock Option Agreement is or becomes unenforceable.

8.	This Stock Option Agreement shall be governed exclusively by Swiss law.

9.	The courts of law at the corporate domicile of iQ shall have exclusive jurisdiction over any and all disputes in connection with these Rules and Regulations.

City and Date __________________________	City and Date __________________________

__________________________ iQ	__________________________ Optionee

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Annex 2 to the Rules and Regulations of the 2005 Stock Option Plan
of iQ Power AG

NOTICE OF EXERCISE OF OPTIONS

In accordance with Article 11 of the Rules and Regulations of the 2005 Stock Option Plan of iQ Power AG with corporate domicile in Zug, and with reference to Article 3b, Section 1c of the iQ Power AG Corporate By-Laws [I the undersigned am hereby exercising / we, based on the attached general power of attorney dated [DATE] are hereby exercising in the name and on behalf of the Plan participant Mr./Ms. _______________________________ ] [my option right / the option right of Mr./Ms. _______________________________ ] through the exercise of [QUANTITY] Options, which authorizes [me / Mr./Ms. _________________________ ] to purchase [QUANTITY] registered shares of iQ Power AG with nominal value of CHF 0.03 at a price of EUR 0.45 per Share, whereby the total capital contribution to be paid is CHF [AMOUNT].

For the exercising of [my option rights / the option rights of Mr./Ms. _________________________ ] [I choose / we choose in the name and on behalf of Mr./Ms. _________________________ ] the following method as explained in Article 12 of the Rules and Regulations:

( )	Exercise by paying for the subscribed Shares in full and in cash with the unconditional payment of the capital contribution corresponding to the issue price in the amount of CHF [AMOUNT] to the account [ACCOUNT NUMBER] at the [NAME OF BANK] (exercise)

( )	Exercise through offsetting payment for the subscribed Shares without the use of cash and with resulting proceeds received in stock (sell to cover)

( )	Exercise through offsetting payment for the subscribed Shares without the use of cash and with the resulting proceeds received in cash (exersale)

City and Date __________________________	__________________________ [Name of Plan Participant / Name of Authorized Bank]

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